# 82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

02031250

REGISTRANT'S NAME Erciyas Biracilik Ve Malt Sanayii AS

*CURRENT ADDRESS ____________

PROCESSED

APR 2 5 2002

THOMSON FINANCIAL

**FORMER NAME ____________

**NEW ADDRESS ____________

FILE NO. 82- 4144 FISCAL YEAR 12-31-01

* *Complete for initial submissions only* ** *Please note name and address changes*

*INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:*

| | | | |
|---|---|---|---|
| *12G3-2B (INITIAL FILING)* | ☐ | *AR/S (ANNUAL REPORT)* | ☑ |
| *12G32BR (REINSTATEMENT)* | ☐ | *SUPPL (OTHER)* | ☐ |
| *DEF 14A (PROXY)* | ☐ | | |

*OICF/BY:* dlw

*DATE* : 4/17/02

AR/S
12-31-01

File: 082-04144

02 APR -5 AM 8:52

SEC MAIL PROCESSING
RECEIVED
APR 03 2002
WASH, D.C. 384 SECTION

# ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## DETAILED FINANCIAL STATEMENTS FOR THE 2001 AND 2000 ACCOUNTING PERIODS TOGETHER WITH INDEPENDENT AUDITORS' REPORT FOR THE 2001 ACCOUNTING PERIOD

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish – See Note 34 to the Balance Sheet)

Erciyas Biracilik Ve Malt Sanayi AS

(Convenience Translation of a Report and Financial Statements Originally Issued in Turkish -- See Note 34 to the Balance Sheet)

# ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## INDEPENDENT AUDITORS' REPORT

## FOR THE 2001 ACCOUNTING PERIOD

1. We have audited the accompanying balance sheet of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (the Company) as of December 31, 2001 and the related statement of income, funds flow and cash flow. Our examination was made in accordance with the generally accepted auditing principles, bases and standards in Turkey, issued by the Capital Market Board (CMB), and accordingly included, in connection with the accounts and transactions, tests of accounting records and other auditing procedures and techniques we considered necessary.

2. In the accompanying balance sheet as of December 31, 2001 the Company's investment in Alternatifbank A.Ş. (Alternatifbank) is carried at cost of TL16,079 billion, which represents 14.91% shareholding on Alternatifbank. Within the framework of the current banking legislation, Alternatifbank's financial statements as of December 31, 2001 can be disclosed at a date (a date which is not announced yet) later than the date of this report, and accordingly they have not been submitted to our attention. Therefore, we were unable to form an opinion as to the carrying value of the participation in the balance sheet.

3. In the accompanying financial statements as of December 31, 2000, the Company's subsidiary Efes Pazarlama had carrying value of TL7,295 billion with 85% shareholding. In August 2001, on the basis of independent appraisal reports, the Company has purchased Efes Pazarlama shares owned by Yazıcılar Holding A.Ş. and Özilhan Sınai Yatırım A.Ş., which are shareholders of the Company, for an amount of TL21,136 billion and TL9,946 billion, respectively. Consequently, the carrying value of Efes Pazarlama has been increased to TL38,377 billion and shareholding percentage has been increased to 99.99% (Balance sheet footnote 26 b).

4. The local selling and marketing activities of the Company for the produced beer are realized by Efes Pazarlama, a subsidiary of the Company .

5. In our opinion, except for the effect of such adjustments, if any, as might have been disclosed arising from the matter as explained in the second paragraph above, the financial statements referred to in the first paragraph above, present fairly, in all material respects, the true financial position of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi as of December 31, 2001 and the true results of its operations, fund flows and cash flows for the accounting period then ended in accordance with the generally accepted accounting principles in Turkey, issued by the CMB and, which are applied on a consistent basis with the preceding period.

6. **Additional Paragraph for Convenience Translation to English**

   The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the International Accounting Standards Board and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of inflation accounting, the non-preparation of consolidated financial statements, the non-application of deferred tax. The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

A.A. AKTİF ANALİZ
SERBEST MUHASEBECİLİK MALİ MÜŞAVİRLİK ANONİM ŞİRKETİ
Member of Andersen Worldwide

Ertan Ayhan

İstanbul,
March 8, 2002

**ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.** **AEFES**

| DETAILED BALANCE SHEET (Millions of Turkish lira) | Independent Audited 31.12.2001 | Audited 31.12.2000 |
|---|---|---|
| I. CURRENT ASSETS | 111.902.231 | 60.765.755 |
| A. Liquid Assets | 3.945.398 | 173.681 |
| 1. Cash | 4.789 | 6.675 |
| 2. Banks | 3.940.552 | 166.918 |
| 3. Other Liquid Assets | 57 | 88 |
| B. Marketable Securities | 5.606.700 | 160.790 |
| 1. Share Certificates | - | - |
| 2. Private Sector Bonds and Debt Securities | - | - |
| 3. Public Sector Bonds and Debt Securities | 5.315.390 | - |
| 4. Other Marketable Securities | 291.310 | 160.790 |
| 5. Reserve for Decrease in Value of Marketable Securities | - | - |
| C. Short-term Trade Receivables | 28.434.902 | 20.487.878 |
| 1. Customers | 26.002.441 | 20.058.733 |
| 2. Notes Receivables | 3.195.099 | 583.175 |
| 3. Deposits and Guarantees Given | 51 | 659 |
| 4. Other Short-term Trade Receivables | 563.947 | 344.688 |
| 5. Discount on Trade Receivables (-) | (767.657) | (159.657) |
| 6. Allowance for Doubtful Receivables (-) | (558.979) | (339.720) |
| D. Other Short-term Receivables | 36.588.799 | 19.807.176 |
| 1. Receivables from Shareholders | 30.034.479 | 16.756.048 |
| 2. Receivables from Participations | - | - |
| 3. Receivables from Subsidiaries | 6.478.052 | 2.934.250 |
| 4. Other Short-term Receivables | 76.268 | 116.878 |
| 5. Discount on Receivables (-) | - | - |
| 6. Allowance for Doubtful Receivables (-) | - | - |
| E. Inventories | 32.425.522 | 18.423.400 |
| 1. Raw Materials & Supplies | 14.729.700 | 7.524.122 |
| 2. Work-in-process | 5.048.511 | 2.653.103 |
| 3. By - Products | 5.226.590 | 3.144.525 |
| 4. Finished Goods | 5.024.490 | 3.546.947 |
| 5. Merchandise | 62.058 | 69.941 |
| 6. Other Inventories | 2.279.159 | 1.119.576 |
| 7. Allowance for Decline in the Value of Inventory (-) | - | - |
| 8. Advances Given to Suppliers | 55.014 | 365.186 |
| F. Other Current Assets | 4.900.910 | 1.712.830 |
| II. NON-CURRENT ASSETS | 222.653.740 | 143.831.708 |
| A. Long-term Trade Receivables | 7.060.622 | 4.996.227 |
| 1. Customers | 6.672.406 | 4.773.453 |
| 2. Notes Receivable | 306.809 | - |
| 3. Deposits and Guarantees Given | 229.747 | 5.414 |
| 4. Other Long-term Trade Receivables | - | 217.360 |
| 5. Discount on Trade Receivables (-) | (148.340) | - |
| 6. Allowance for Doubtful Receivables (-) | - | - |
| B. Other Long-term Receivables | - | 2.700.016 |
| 1. Receivables from Shareholders | - | - |
| 2. Receivables from Participations | - | - |
| 3. Receivables from Subsidiaries | - | 2.700.016 |
| 4. Other Long-term Receivables | - | - |
| 5. Discount on Receivables (-) | - | - |
| 6. Allowance for Doubtful Receivables (-) | - | - |
| C. Non-Current Financial Assets | 137.404.613 | 82.648.956 |
| 1. Long - Term Marketable Securities | - | - |
| 2. Allowance for Decline in the Value of Marketable Securities (-) | - | - |
| 3. Participations | 42.233.926 | 37.607.476 |
| 4. Capital Commitments to Participations (-) | - | - |
| 5. Allowance for Decline in the Value of Participations (-) | - | - |
| 6. Subsidiaries | 94.904.535 | 45.035.083 |
| 7. Capital Commitments to Subsidiaries (-) | - | - |
| 8. Allowance for Decline in the Value of Subsidiaries (-) | - | - |
| 9. Other Non-Current Financial Assets | 266.152 | 6.397 |
| D. Tangible Non-Current Assets | 74.448.252 | 51.362.523 |
| 1. Land | 215.858 | 195.166 |
| 2. Land Improvements | 5.119.668 | 3.408.584 |
| 3. Buildings | 53.923.580 | 35.436.295 |
| 4. Machinery, Plant and Equipment | 89.706.171 | 66.013.670 |
| 5. Vehicles | 801.774 | 709.174 |
| 6. Furnitures and Fixtures | 32.674.266 | 17.118.161 |
| 7. Other Tangible Non-Current Assets | - | - |
| 8. Accumulated Depreciation (-) | (108.306.676) | (71.869.828) |
| 9. Construction-in-progress | 73.915 | 154.474 |
| 10. Advances Given | 239.696 | 196.827 |
| E. Intangible Non-Current Assets | 610.745 | 153.119 |
| 1. Foundation and Organisation Assets | - | - |
| 2. Rights | 299.411 | 22.840 |
| 3. Research and Development Costs | - | - |
| 4. Other Non-Current Intangible Assets | - | 7.555 |
| 5. Advances Given | 311.334 | 122.724 |
| F. Other Non-current Assets | 3.129.508 | 1.970.867 |
| **TOTAL ASSETS** | 334.555.971 | 204.597.463 |

*The accompanying notes are an integral part of these balance sheets.*

(Convenience Translation of a Report and Financial Statements
*Originally issued in Turkish -- See Note 34 to the Balance Sheet)*

**ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.** **AEFES**

| DETAILED BALANCE SHEET (Millions of Turkish lira) | Independent Audited 31.12.2001 | Audited 31.12.2000 |
|---|---|---|
| I. SHORT TERM LIABILITIES | 201.597.725 | 62.878.365 |
| A. Financial Liabilities | 147.740.161 | 35.410.673 |
| 1. Bank Borrowings | 14.373.123 | 6.723.003 |
| 2. Current Portion and Interest of Long-term Borrowings | 133.367.038 | 28.687.670 |
| 3. Current Portion and Interest of Long-term Bonds | - | - |
| 4. Notes and Commercial Bills | - | - |
| 5. Other Financial Borrowings | - | - |
| B. Trade Payables | 30.747.093 | 15.849.505 |
| 1. Suppliers | 15.623.787 | 8.495.394 |
| 2. Notes Payable | - | 217.726 |
| 3. Deposits and Guarantees Received | 15.123.306 | 7.134.483 |
| 4. Other Trade Payables | - | 1.902 |
| 5. Discount on Payables (-) | - | - |
| C. Other Short-term Liabilities | 7.935.070 | 8.829.802 |
| 1. Payables to Shareholders | 33.118 | 26.734 |
| 2. Payables to Participations | - | - |
| 3. Payables to Subsidiaries | - | - |
| 4. Accrued Expenses | - | - |
| 5. Taxes, Duties and Other Withholdings Payable | 6.571.114 | 7.515.397 |
| 6. Deferred Loans and Installments Payable to the State | - | - |
| 7. Other Short Term Payables | 1.330.838 | 1.287.671 |
| 8. Discount on Payables (-) | - | - |
| D. Advances Received | 4.573 | - |
| E. Reserves for Liabilities and Expenses | 15.170.828 | 2.788.385 |
| 1. Allowance for Taxes | 99.543 | 1.359.578 |
| 2. Allowance for Other Liabilities and Expenses | 15.071.285 | 1.428.807 |
| II. LONG TERM LIABILITIES | 26.264.074 | 43.986.329 |
| A. Financial Liabilities | 7.279.743 | 31.471.557 |
| 1. Bank Borrowings | 7.279.743 | 31.471.557 |
| 2. Bonds Issued | - | - |
| 3. Other Debt Instruments Issued | - | - |
| 4. Other Financial Liabilities | - | - |
| B. Trade Payables | 3.124.324 | 1.963.634 |
| 1. Suppliers | 3.124.324 | 1.963.634 |
| 2. Notes Payable | - | - |
| 3. Deposits and Guarantees Received | - | - |
| 4. Other Trade Payables | - | - |
| 5. Discount on Payables (-) | - | - |
| C. Other Long Term Payables | 6.689.846 | 4.795.572 |
| 1. Payables to Shareholders | - | - |
| 2. Payables to Participations | - | - |
| 3. Payables to Subsidiaries | - | - |
| 4. Deferred Loans and Installments Payable to the State | 17.440 | 14.887 |
| 5. Other Long Term Liabilities | 6.672.406 | 4.780.685 |
| 6. Discount on Payables (-) | - | - |
| D. Advances Received | - | - |
| E. Reserves for Liabilities and Expenses | 9.170.161 | 5.755.566 |
| 1. Reserve for Employee Termination Benefits | 9.170.161 | 5.755.566 |
| 2. Reserves for Other Liabilities and Expenses | - | - |
| III. SHAREHOLDERS EQUITY | 106.694.172 | 97.732.769 |
| A. Share Capital | 50.167.475 | 25.083.737 |
| B. Share Capital Commitments (-) | - | - |
| C. Emission Premium | - | 4.553 |
| D. Revaluation Surplus | 56.703.688 | 52.187.101 |
| 1. Revaluation Surplus from Non-current Assets | 49.502.114 | 35.170.405 |
| 2. Surplus from Non-current Financial Assets | 7.201.574 | 17.016.696 |
| 3. Surplus from Stock Exchange | - | - |
| E. Reserves | 13.968.666 | 20.128.437 |
| 1. Legal Reserves | 3.746.750 | 2.826.083 |
| 2. Statute Reserves | - | - |
| 3. Special Reserves | - | - |
| 4. Extraordinary Reserves | 10.168.572 | 7.592.281 |
| 5. Cost Increment Fund | 53.344 | 334.858 |
| 6. Gain on Sales of Share Certificates of Participations and Fixed Assets to be Added to Share Capital | - | - |
| 7. Unappropriated Income | - | 9.375.215 |
| F. Current Year Income | - | 15.819.685 |
| G. Current Year Loss (-) | (14.145.657) | - |
| H. Accumulated Losses (-) | - | (15.490.744) |
| 1. ------ Year Loss | - | (15.490.744) |
| 2. ----- Year Loss | - | - |
| **TOTAL LIABILITIES** | 334.555.971 | 204.597.463 |

The accompanying notes are an integral part of these balance sheets.

## ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## NOTES TO THE BALANCE SHEETS

## AS OF DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

### (1) COMPANY'S ACTIVITIES :

The activities of Anadolu Efes Biracılık ve Malt Sanayii Anonim Şirketi (The Company) consist of production and selling of malt, beer, plastic materials and energy via co-generation powerhouse. The Company produces beer in İstanbul, Lüleburgaz, İzmir, Ankara and Adana plants and produces malt in Konya and Afyon plants. The Company has rented an office in Tuzla Deri Free Trade Zone. The administrative activities are carried in the official center in İstanbul. Efes Pazarlama ve Dağıtım Ticaret A.Ş. (Efes Pazarlama) is engaged in the domestic selling and marketing activities of the Company. The Company owns 99.99% of share capital of Efes Pazarlama as of December 31, 2001 (2000-85.00%).

Erciyas Biracılık ve Malt Sanayi A.Ş. merged legally with Ege Biracılık ve Malt Sanayii A.Ş. (Ege Biracılık), Güney Biracılık ve Malt Sanayii A.Ş. (Güney Biracılık) and Anadolu Biracılık Malt ve Gıda Sanayii A.Ş. (Anadolu Biracılık) which have the status of "publicly traded on Istanbul Stock Exchange", in accordance with the article 451 of Turkish Trade Law and articles 37-39 of Corporate Tax Law and its title is changed to "Anadolu Efes Biracılık ve Malt Sanayi A.Ş.". The merger and the change of the title are registered on June 20, 2000 and announced in Turkish Trade Registry Gazette on June 26, 2000. As of December 31, 2000, the retained earnings in the accompanying balance sheet include the net income of Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the period ended June 20, 2000, the merger date of companies, amounting to TL9,375,215 (Note 33(a)). This situation should be taken into consideration in making comparisons. Furthermore, the results of operations of the merged companies for January 1 - December 31, 2000 accounting period together with the Company's own results are presented in Note 18 for information purposes.

### (2) SHAREHOLDERS WITH SHARHOLDINGS EQUAL OR HIGHER THAN 10%:

As of December 31, 2001 and 2000, paid-in share capital consists of 50,167,474,786 and 25,083,737,393 shares with a par value of TL1,000 (full) each. Shareholders, whose shareholdings are equal or higher than 10% are as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| Shareholders | Amount | % | Amount | % |
| Yazıcılar Holding A.Ş. (Yazıcılar) | 14,643,732 | 29.19 | 7,321,866 | 29.19 |
| Özilhan Sınai Yatırım A.Ş. (Özilhan) | 8,544,925 | 17.03 | 4,272,463 | 17.03 |
| Anadolu Endüstri Holding A.Ş. (Anadolu Endüstri Holding) | 4,360,925 | 8.69 | 2,180,463 | 8.69 |
| Shares publicly traded and other | 22,617,893 | 45.09 | 11,308,945 | 45.09 |
| | 50,167,475 | 100.00 | 25,083,737 | 100.00 |

## (3) PRIVILEGE GIVEN TO THE SHARES THAT REPRESENT SHARE CAPITAL:

As of December 31, 2001 and 2000 there are no privileges of share certificates representing the share capital.

As required by the article of association, 9920 units founder profiting notes, which do not represent the capital, get 2% profit from the balance remaining after 10% of the paid-in capital is reduced from the distributable profit.

## (4) REGISTERED SHARE CAPITAL CEILING:

As of December 31, 2001 the upper limit of the registered share capital is TL200,000,000.

As of December 31, 2000 the upper limit of the registered share capital is TL15,000,000. The increased share capital is TL25,083,737. Capital Market Board (CMB) has the official ruling with the number OFD/1886 and dated as 17.05.2000 about the possibility of the case in which the increased share capital is higher than the upper limit of the registered share capital. According to this ruling; as the registered share capital upper limit is increased due to the merger, it is decided to inform the Company that the upper limit increase should be made in the first General Assembly Meeting in accordance with the principles, which are published in the weekly bulletin and number 1996/50 and the one dated as 15.05.1997 with the number 15-695.

## (5) SHARE CAPITAL INCREASES AND THE SOURCES DURING THE PERIOD:

During the year ending December 31, 2001, the Company's paid-in-share capital was increased from TL25,083,737 to TL50,167,475. The increase was provided by; TL4,553 from share premium, TL11,666,492 from revaluation fund of tangible assets, TL12,007,714 from revaluation fund arising from participations, TL511,241 from cost increment fund, TL183,038 from cost increment fund from participations and TL710,700 from the extraordinary reserves.

As of December 31, 2000 the Company increased its share capital from TL12,000,000 to TL25,083,737. The formal registration of the increase was realized at June 20, 2000 and declared in Turkish Trade Registry Gazette. The increase of TL13,083,737 arises from the share capitals of the companies taken over.

## (6) MARKETABLE SECURITIES OTHER THAN SHARE CERTIFICATES ISSUED IN THE CURRENT PERIOD :

None.

## (7) MARKETABLE SECURITIES (BORROWING) REDEEMED IN THE CURRENT PERIOD :

None.

## (8) MOVEMENT OF TANGIBLE FIXED ASSETS DURING THE CURRENT PERIOD:

Movements of fixed assets for the periods ended December 31, 2001 and 2000 are as follows:

| | December 31 2001 | December 31 2000 (*) |
|---|---|---|
| a) Cost of the purchased, produced and constructed fixed assets (excluding construction-in-progress and advances given): | 16,771,776 | 13,036,077 |
| b) Cost of fixed assets sold: | 1,738,383 | 4,345,362 (**) |
| c) Revaluation increase | | |
| i- Fixed assets cost | 44,526,875 | 28,041,605 |
| ii- Accumulated Depreciation (-) | (18,185,542) | (10,453,566) |

(*) These amounts include the fixed asset movements of the companies taken over between January 1 – June 20, 2000.

(**) The Company began to use SAP-ERP program for recording the accounting transactions and other operating functions. The Company removed all fully depreciated fixed assets and the related accumulated depreciation accounts amounting to TL3,220,177 from the assets and liabilities of the balance sheet in order to increase the performance in 2000. Trace value of these fixed assets is followed in memo accounts. The cost of fixed assets sold as disclosed above include this TL3,220,177 amount.

d) i) Details of the construction in progress as of December 31, 2001 are as follows:

| Description | Carrying Value | Estimated Investment Value | Starting Date | Ending Date | Percentage of Completion (%) |
|---|---|---|---|---|---|
| İzmir plant | | | | | |
| Project study | 19,347 | 25,039 | 20.01.1995 | Indefinite | 77 |
| Truck Park | 54,568 | 55,000 | 11.12.2001 | 28.02.2002 | 99 |
| | 73,915 | 80,039 | | | |

ii) Details of the construction in progress as of December 31, 2000 are as follows:

| Description | Carrying Value | Estimated Investment Value | Starting Date | Ending Date | Percentage of Completion (%) |
|---|---|---|---|---|---|
| İzmir plant | | | | | |
| Project study | 19,347 | 25,039 | 20.01.1995 | Indefinite | 77 |
| Waste water pool | 105,063 | 711,746 | 01.05.2000 | 31.07.2001 | 15 |
| Ankara plant | | | | | |
| Co-generation facility | 17,264 | 1,726,403 | 31.10.2000 | 30.06.2002 | 1 |
| Adana plant | | | | | |
| Boiler | 12,800 | 22,000 | 10.11.2000 | 30.04.2001 | 58 |
| | 154,474 | 2,485,188 | | | |

## (9) INVESTMENT ALLOWANCES THAT ARE USED IN CURRENT PERIOD AND CARRIED FORWARD TO NEXT YEARS :

As of December 31, 2001 the investment allowance is TL502,744, and the investment allowance that is carried forward to the next year is TL5,145,086.

As of December 31, 2000 the investment allowance is TL3,144,794 which includes TL1,581,578 carried from the year 1999. The investment allowance in the amount of TL4,191,775 is being used together with the provisional allowance exception in current year tax calculation.

## (10) ACCOUNT BALANCES OF THE COMPANY WITH ITS SHAREHOLDERS PARTICIPATIONS, SUBSIDIARIES AND OTHER RELATED PARTIES :

Balances with the related parties as of December 31, 2001 and 2000 are as follows:

| | December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Trade | Non-Trade | Trade | Non-Trade |
| RECEIVABLES | | | | |
| - Shareholders | | | | |
| Anadolu Endüstri Holding (*) | - | 30,034,479 | 154,090 | 16,756,048 |
| Özilhan | 194 | - | - | - |
| - Participations | | | | |
| Interbrew Efes | 34,279 | - | 43,105 | - |
| - Subsidiaries | | | | |
| Efes Sınaii Yatırım Holding A.Ş. (Efes Sınai) (**) | 1,726 | 719,784 | 13,530 | - |
| Efes Pazarlama (***) | 14,534,923 | 5,758,268 | 14,925,326 | 5,400,032 |
| Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes) | - | - | 24,349 | 234,234 |
| Efes Breweries International B.V. (Efes Breweries) | - | - | 47,607 | - |
| - Other Group Companies | | | | |
| Kamil Yazıcı Yönetim ve Danışma A.Ş. | 513 | - | - | - |
| Adel Kalemcilik Ticaret ve Sanayi A.Ş. | - | - | 44 | - |
| Oyex Handels GmbH | - | - | 1,846 | - |
| Efes Productie SRL | 9,377 | - | 209,916 | - |
| Efes Romania Industrie Si Comert S.A. | 37,322 | - | 83,303 | - |
| Efes Kyrghyz Distribution Company | - | - | 27,382 | - |
| Efes Karaganda Brewery I.S.C. | - | - | 177,346 | - |
| ZAO Moscow Efes Brewery | 193,339 | - | 391,670 | - |
| Other | 6,423 | - | 2,240 | - |
| | 14,818,096 | 36,512,531 | 16,101,754 | 22,390,314 |

| | December 31 | | | |
|---|---|---|---|---|
| | 2001 | | 2000 | |
| | Trade | Non-Trade | Trade | Non-Trade |
| PAYABLES | | | | |
| - Shareholders | | | | |
| Anadolu Endüstri Holding | 172,937 | - | 14,346 | - |
| Other | - | 33,118 | - | 26,734 |
| - Participations | | | | |
| Efes Pazarlama | - | - | 896,634 | - |
| Tarbes Tarım Ürünleri ve Besicilik San. Tic. A.Ş. (Tarbes) | 560 | - | - | - |
| - Other Group Companies | | | | |
| Anadolu Honda Otomobilcilik A.Ş. | 2,306 | - | 1,745 | - |
| Anadolu Isuzu Otomotiv Sanayi ve Ticaret A.Ş. (Anadolu Isuzu) (****) | 2,901,129 | - | 2,452,722 | - |
| Çelik Motor Ticaret A.Ş. (Çelik Motor) (****) | 41,640 | - | 26,344 | - |
| Anpa Anadolu Pazarlama Güç Ürünleri Sanayi ve Ticaret A.Ş. | 294 | - | - | - |
| Adel Kalemcilik Ticaret ve Sanayi A.Ş. | 1,877 | - | - | - |
| Honda Anadolu Motorsiklet Üretim ve Pazarlama A.Ş. (****) | 39,655 | - | - | - |
| Efestur Turizm İşletmeleri A.Ş. (Efestur) | 2,617 | - | 4,693 | - |
| Anadolu Endüstriyel Motor Sanayi A.Ş. (****) | 22,144 | - | 147 | - |
| Polinas Plastik Sanayi ve Ticaret A.Ş. (Polinas Plastik) (****) | 2,182,802 | - | - | - |
| AEH und Co. Kg. (AEH Münih) | 103,369 | - | - | - |
| | 5,471,330 | 33,118 | 3,396,631 | 26,734 |

(*) As of December 31, 2001 and 2000, TL30,034,479 and TL16,756,048, respectively given to Anadolu Endüstri Holding represents the loan, which is recorded in non-trade receivables from the shareholders, with interest rate determined by the daily repo interest rates for TL portion. For foreign currency based receivable, amounting to USD9,250,000 as of December 31, 2001, an interest rate reflecting the loan cost has been applied.

(**) As of December 31, 2001, USD500,000 due from Efes Sınai, which is recorded in non-trade receivables from the subsidiaries. Interest rate reflects the loan cost is applied for this receivable.

(***) The Company has transferred USD10,000,000 of the loan obtained through JP Morgan with 5 years maturity to its subsidiary, Efes Pazarlama, on 18.10.1998 with the same terms and conditions. The interest rate of this loan applicable to Efes Pazarlama, is 9.35% which is the same rate as applied by the credit institutions that originally provided the loan. As of December 31, 2001, USD6,000,000 of the loan transferred to Efes Pazarlama is paid (December 31, 2000 - USD2,000,000); remaining USD4,000,000 of the unpaid portion is included in short term (December 31, 2000 - USD4,000,000); and there is no portion in long term loan in the accompanying financial statements (December 31, 2000 - USD4,000,000).

(****) These payables represent intermediary export payables.

## (11) EVALUATION, COMPILATION AND DEPRECIATION POLICIES FOR INVENTORIES AND OTHER BALANCE SHEET ITEMS; CHANGES IN THESE AND OTHER ACCOUNTING POLICIES AND THEIR MONETARY EFFECTS; DEVELOPMENTS THAT MAY AFFECT GOING CONCERN AND PERIODICITY ASSUMPTIONS AND THE REASONS FOR THESE DEVELOPMENTS :

The Company maintains its books of account and prepares its statutory financial statements in accordance with the general communiqué on accounting system applications issued by the Ministry of Finance, Turkish commercial practice and tax legislation and the principles and rules set forth in the communiques and the related explanations of the CMB (from hereon to be referred to as generally accepted accounting principles issued by CMB).

a) Marketable Securities:

As of December 31, 2001, treasury bills and government bonds under repurchase agreements are valued at acquisition cost, these are included in Public Sector Bonds and Debt Securities in the accompanying financial statements. The differences between the costs and the increase in the value of the marketable securities at the balance sheet date are included in the other operational income and marketable securities in the accompanying financial statements.

b) Discounts of Receivables and Payables:

According to the generally accepted accounting principles announced by the CMB, trade receivables, notes payables, post dated cheques and trade receivables and payables with due dates exceeding three months, if any, are subject to discounting.

c) Deferred VAT:

As of December 31, 2001 the deferred value added tax payable, arising from export sales amounting to TL6,672,406 (December 31, 2000 - TL4,773,453) is included in assets as long term trade receivables and in liabilities as other long term payables; the deferred value added tax receivable arising from export purchases amounting to TL3,124,324 (December 31, 2000 - TL1,963,634) is included in assets as other non-current assets and in liabilities as long term trade payables in the accompanying financial statements.

d) Inventory:

The physical stock counts are made at year ends. The inventories are carried at the lower acquisition cost and net realizable value. The costing system used is the process costing system, and the inventory costing method is moving weighted average for all inventory items.

e) Financial Non-Current Assets:

Financial non-current assets are stated at acquisition cost and nominal values of bonus shares obtained through internally funded capital increases of related parties. If the share capital increase of the participation and subsidiary is realized from the revaluation fund or other equity accounts including extraordinary reserves, the nominal values of the shares obtained are recorded as revaluation fund from participations under the shareholders equity. If the share capital increase of the participations is realized through distribution of the previous year income as bonus shares, the nominal values of the shares obtained are recorded as income (Note 27).

f) Tangible Fixed Assets:

The acquisition costs and the accumulated depreciation of the tangible fixed assets subject to depreciation are revalued according to the article number 298 of Tax Legislation.

As of December 31, 2001 the revaluation percentage applied is 53.2% (December 31, 2000 – 56%).

Foreign exchange gains and losses related to loans used for purchase of machinery and equipment and construction of tangible fixed assets, and those accumulated until these fixed assets are capitalized, should be capitalized as a part of such assets.

Tangible fixed assets, excluding the buildings, which are depreciated at the revaluation cost, are depreciated using the straight-line and double-declining method. Economic useful life of fixed assets are as follows:

| | |
|---|---|
| Building | 25-50 years |
| Land Improvements | 20-25 years |
| Machinery and Equipment | 5 years |
| Motor Vehicles | 5 years |
| Furniture and Fixture | 5 years |
| Leasehold Improvements | 5 years |

g) Reserve for Employee Termination Benefit:

In accordance with existing social legislation, the Company is required to make lump-sum payments to employees whose employment is terminated due to retirement or for reasons other than resignation or misconduct. As of December 31, 2001 such payments are limited to a maximum of TL978.02 (December 31, 2000 – TL587.7) per year of employment. As of December 31, 2001 and 2000 the retirement pay liability is TL9,170,161 and TL5,755,566, respectively.

h) Other Deductions Related with Sales:

Taxes and funds paid over sales such as Pasture Fund, Civil Defense Fund, Education Tax and Surcharge Tax are included in the other sales deductions line in the income statement.

i) Foreign Currency Transactions:

Transactions in foreign currencies during the year have been translated at the exchange rates prevailing at the dates of the transactions. The Company uses the foreign currency buying rates of Central Bank of Turkey prevailing at the date of the financial statements in valuing its foreign currency denominated assets, the effective buying rates of Central Bank of Turkey in valuing foreign currency in banks and effectives in cash and the foreign currency selling rates of Central Bank of Turkey in valuing its foreign currency denominated liabilities. The exchange gains and losses resulting from transactions in foreign currencies and conversion of balance sheet items into Turkish lira are included in the income statements.

j) Other Balance Sheet Items:

Other balance sheet items are principally reflected at their recorded values.

**(12) SUBSEQUENT EVENTS AS OF THE BALANCE SHEET DATE THAT HAS TO BE DISCLOSED DUE TO THE 1st ATTACHMENT OF THE COMMUNIQUE :**

a) The retirement pay ceiling has been increased to TL1,076.4 for each year effective January 1, 2002.

b) Within the scope of income stipulated in Article 5 of Law No. 4733 Amending the Statutory Decree No. 233 and Law No. 4046 concerning restructuring of the General Directorate of Tobacco, Tobacco Products, Salt and Alcoholic Beverages Production, Domestic and Foreign Trade that came into effect by being promulgated in the Official Gazette dated January 9, 2002 and numbered 24635, it has been decided that in the first domestic delivery of alcoholic beverage producers, among which the Company is found, a corporate share by the related corporation at a ratio of 4 per mil of the sales price, will be withheld.

c) Article 30 of Law Concerning Pastures has been amended through Article 14 of Law No. 4684-promulgated in the Official Gazette dated 03/07/2001 and accordingly the pasture tax calculated over the sales price of the company has been raised from 2% to 3% effective from January 1, 2002.

d) Efes Breweries, one of the subsidiaries of the Company, started to work on the possibilities to increase its paid-in capital and sell the increased portion of the capital to foreign institutional investors in order to provide financing to its rapidly growing operations where the demand for its products is increasing. Such capital increase is planned to be up to 15%.

e) The collective contract bargains realized by the Company with Tek Gıda Workers Union for the period September 1, 2001 and August 31, 2003, have been concluded with agreement and is pending for signature. The liability of the Company that arises in relation with year 2001 is calculated approximately as TL504,240 and reflected in the accompanying financial statements.

## (13) LITIGATION CLAIMS AND OTHER CONTINGENT LOSSES AND GAINS THAT HAS TO BE DISCLOSED DUE TO THE 2nd ATTACHMENT OF THE COMMUNIQUE (THE CONTENTS OF THE LEGAL CONFLICTS WHICH MIGHT AFFECT THE PERIOD RESULTS AND CREATE LIABILITIES FOR THE COMPANY ARE MENTIONED IN THIS PART) :

a) The Company has investment encouragement certificates taken from Undersecretary of Treasury and related to these certificates the Company, among others, has the following rights:

| | December 31, 2001 | | | | | |
|---|---|---|---|---|---|---|
| | Beginning / Ending | Number | Investment Allowance Percentage (%) | Customs Exemption Percentage (%) | Approved amount of Investment Expenditure | Actual amount of Investment Expenditure |
| a) | 24.01.2001 24.01.2004 | 65696 | 40 | 100 | 1,246,671 | 188,090 |
| b) | 22.03.2001 31.12.2003 | 65861 | 40 | - | 2,982,000 | 1,068,880 |
| c) | 12.04.2000 31.12.2001 | 62518 | 100 | 100 | 4,044,569 | 3,807,070 |
| d) | 31.10.2000 30.06.2002 | 65177 | 100 | 100 | 2,839,418 | 2,584,768 |
| e) | 06.07.2000 05.07.2002 | 63800 | 100 | - | 4,789,170 | 202,942 |
| f) | 19.06.2000 31.12.2001 | 63696 | 100 | - | 166,129 | 187,061 |
| g) | 10.11.2000 10.11.2002 | 64981 | 100 | 100 | 566,393 | 530,196 |
| h) | 06.08.2001 31.12.2003 | 66608 | 60 | 100 | 875,000 | 21,566 |
| k) | 15.12.1997 31.12.2001 | 53801/A | 100 | 100 | 5,388,600 | 192,640 |

b) A domestic processing permit is obtained from Foreign Trade Ministry. With the certificate number 811 dated 25.03.1999, the Company has an export commitment amounting to USD27,686,500. As of December 31, 2001, the company applied for to close the related certificate.

The Company is entitled to benefit from its rights arising from investment allowance as long as regulatory requirements are fulfilled.

c) Furthermore, the Company has export commitments in return for the export loans in the amount of USD10,915,000, and as of December 31, 2001 the Company has utilized USD3,486,201 of the export commitment.

d) In relation with the intermediary exports realized in 1998 by the Company, Ege Biracılık and Güney Biracılık that the Company has merged in 2000, there are ongoing Value Added Tax (VAT) inspections and foreign exchange lawsuits filed within the scope of the foreign exchange legislation. The Company, in accordance with the prudence principle, has provided a reserve for its potential liability within this scope as TL8,215,783 (Note 22) and reflected the related amount in account "Allowance for Other Liabilities and Expenses - Current" in the balance sheet dated December 31, 2001 and the reserve in "Other Extraordinary Expenses and Losses" account in 2001 statement of income. For the VAT inspections in question, the Company has submitted a mortgage amounting to TL11,144,177 as guarantee.

## (14) CHANGES IN ACCOUNTING ESTIMATES THAT HAVE A MATERIAL EFFECT ON GROSS PROFIT PERCENTAGES AND THEIR MONETARY EFFECTS :

There is no change in accounting estimates between the periods.

## (15) MORTGAGES AND GUARANTEES ON ASSETS:

As of December 31, 2001, total amount of the mortgages on assets of the Company is TL11,186,784 (Balance Sheet disclosure 13d).

As of December 31, 2000 there are no mortgages or pledges.

## (16) INSURANCE COVERAGE ON ASSETS:

Insurance coverage for inventories and tangible non-current assets included in the assets as of December 31, 2001 is TL575,296,584 (December 31, 2000 – TL188,206,033).

## (17) MORTGAGES AND OTHER COLLATERALS OBTAINED FOR RECEIVABLES:

As of December 31, 2001 the total amount of mortgages and other guarantees obtained for receivables is TL6,377,725 (December 31, 2000 – TL4,801,578).

## (18) OFF-BALANCE SHEET COMMITMENTS:

a) As of December 31, 2001, the commitments that are not included in the liabilities, consists of letter of guarantees and surety given to banks, suppliers and customs offices amounting to TL2,187,614 (December 31, 2000 – TL1,741,087) and the shares given as collateral.

b) The Company has 1,418,100 thousand share certificates with a recorded value of TL1,601,328 (December 31, 2000 – TL1,053,228) of Efes Sınai, which is a subsidiary of the Company, given as collateral to European Bank for Reconstruction and Development (EBRD) for the investment loan taken by the indirect participation of the Company, ZAO Moscow-Efes Brewery (Knyaz Rurik ZAO). At March 8, 2002, share certificates of Efes Sınai were returned to the Company because of the completion of the related investment.

c) In relation with financing of the new brewery constructed in Almaty by Efes Karaganda Brewery ISC (Efes Karaganda - resident in Kazakhstan) and for the capacity increase of ZAO Moscow Efes Brewery (Moscow Efes - resident in Russia), the related companies have obtained loans from EBRD and the Company has undertaken completion of the related projects together with Efes Breweries (subsidiary). The undertaking in question is not related with back-payment of related loans, but only completion of the projects in question. The upper limit for Efes Karaganda Brewery is USD10 million and for Moscow Efes although the limit is not specified in the contract, the limit is the project amount which is USD17 million. Currently, the technical investment concerning the increase of capacity by Moscow Efes is completed to a great extent.

## (19) BLOCKED DEPOSITS IN BANKS:

As of December 31, 2001, the amount of blocked deposits is TL27 (December 31, 2000 – TL27).

## (20) MARKET VALUE OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT COST IN BALANCE SHEET AND COST OF MARKETABLE SECURITIES AND LONG-TERM FINANCIAL ASSETS THAT ARE CARRIED AT MARKET VALUE IN BALANCE SHEET :

As of December 31, 2001 and 2000 with respect to the participations included in the long-term financial assets in the accompanying balance sheets and also publicly traded on the Istanbul Stock Exchange (ISE), the carrying book value of such participations as reflected in the accompanying balance sheets as of December 31, 2001 and 2000 and their market values which have been determined according to the average of the weighted average prices in the last five working days prior to the balance sheets date are as follows:

December 31, 2001

| Participation | Book Value | Number of Shares | Average Market Price Per Share (in full TL) | Market Value |
|---|---|---|---|---|
| Alternatifbank A.Ş. (Alternatifbank) | 16,078,710 | 14,907,450,000 | 624 | 9,302,249 |
| Efes Sınai | 15,639,233 | 13,849,752,707 | 3,009 | 41,673,906 |
| Total | 31,717,943 | | | 50,976,155 |

| December 31, 2000 | | | | |
|---|---|---|---|---|
| Participation | Book Value | Number of Shares | Average Market Price Per Share (in full TL) | Market Value |
| Alternatifbank A.Ş. (Alternatifbank) | 11,452,260 | 10,281,000,000 | 773 | 7,947,213 |
| Efes Sınai | 10,286,260 | 8,496,780,802 | 3,605 | 30,630,895 |
| Total | 21,738,520 | | | 38,578,108 |

## (21) DESCRIPTION AND AMOUNT OF MARKETABLE SECURITIES, ISSUED BY THE SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES OF THE COMPANY THAT ARE INCLUDED IN THE MARKETABLE SECURITIES AND NON-CURRENT MARKETABLE SECURITIES ACCOUNTS :

Marketable securities include of Anadolu Group A type Investment Fund Certificates issued by the Company's participation Alternatifbank amounting to TL291,310 as of December 31, 2001 (December 31, 2000 - TL160,790) with the nominal value of TL100,000.

## (22) DESCRIPTION AND AMOUNT OF BALANCE SHEET ITEMS STATED AS "OTHERS" THAT EXCEED 20% OF THE GROUP TOTAL OF ITS INCLUDED OR 5% OF TOTAL ASSETS IN THE FINANCIAL STATEMENTS :

a) Reserve For Other Liabilities and Expenses:

| | December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Accrued Interest and Interest Commission Liability | 6,084,332 | 1,260,642 |
| Reserve for Tax and Claim Interest (*) | 8,215,783 | - |
| Reserve for Labor Union Agreement difference | 504,240 | - |
| Accrued Water and Electricity Expense | 212,179 | 128,391 |
| Other | 54,751 | 39,774 |
| | 15,071,285 | 1,428,807 |

b) Other Long-term Liabilities:

| | | |
|---|---|---|
| Deferred VAT | 6,672,406 | 4,773,453 |
| Other | - | 7,232 |
| | 6,672,406 | 4,780,685 |

(*) As explained in disclosure 13 (d).

**(23) THE TOTAL TO BE SHOWN SEPERATELY OF RECEIVABLES FROM AND PAYABLES TO PERSONNEL THAT EXCEED 1% OF THE TOTAL ASSETS IN BALANCE SHEET AND INCLUDED IN "OTHER RECEIVABLES" AND "OTHER SHORT-TERM OR LONG-TERM LIABILITIES" CAPTIONS :**

None.

**(24) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE PROVIDED FOR RECEIVABLES FROM SHAREHOLDERS, PARTICIPATIONS AND SUBSIDIARIES:**

None.

**(25) ALLOWANCES FOR DOUBTFUL RECEIVABLES THAT ARE DUE OR NOT YET DUE (THESE AMOUNTS ARE SHOWN AS SEPARATE TOTALS) :**

As of December 31, 2001 and 2000 the amount of the allowances for the doubtful receivables that are due but not collected are TL558,979 and TL339,720, respectively. TL389,871 and TL181,931 of this allowance consist of 2001 and 2000 valuation of the doubtful receivable carried forward from the prior years, amounting to USD270,825. The remaining TL158,433 and TL157,789 are comprised of the allowance for the receivables due from export sales in prior years.

There is no allowance for doubtful receivables that is not yet due.

## (26) BREAKDOWN OF THE SUBSIDIARIES AND PARTICIPATIONS WITH AN INDIRECT CAPITAL AND MANAGEMENT RELATIONSHIP WITH THE COMPANY; NAMES AND SHAREHOLDING PERCENTAGES AND CARRYING AMOUNTS OF THESE COMPANIES INCLUDED IN LONG-TERM FINANCIAL ASSETS ACCOUNT, THEIR CURRENT YEAR INCOME OR LOSS, AND NET INCOME OR LOSS IN THE RECENT FINANCIAL STATEMENTS, PERIOD OF THE FINANCIAL STATEMENTS, WHETHER FINANCIAL STATEMENTS ARE PREPARED/NOT-PREPARED UNDER CMB STANDARTS, AUDIT STATUS OF FINANCIAL STATEMENTS, RESULT OF AUDIT REPORT :

a) Subsidiaries and Participations with an Indirect Capital and Management Relationship with the Company:

Breakdown of the subsidiaries and participations with an Indirect capital and management relationship with the Company as of December 31, 2001 is as follows:

Alternatif Finansal Kiralama A.Ş.
Alternatif Menkul Kıymetler A.Ş.
Alternatif Yatırım Ortaklığı
Anadolu Cetelem Tüketici Finansman A.Ş.
Anadolu Efes Technical Management Consultancy N.V.
Astana CC Bottlers C.J.S.C.
Baku Coca-Cola Bottlers Ltd.
Beverages Tajikistan Ltd.
CC Kuban Bottlers A.O.
Coca-Cola Almaty Bottlers Limited Liability Partnership
Coca-Cola Bishkek Bottlers C.J.S.C.
Coca-Cola Rostov Bottlers C.J.S.C
Coca-Cola Shymkent Distribution C.J.S.C.
Efes Holland Technical Management Consultancy B.V.
Efes Invest Holland BV
Efes Karaganda
Efes Productie S.R.L
Efes Romania Industrie Si Comert S.A.
Efes Ukraine Brewery
Euro-Asian Brauerein Holding GMBH
Istanbul Tuzla – Free Trade Zone
O.A.O Knyaz Rurik Moscow Maltery
Tonus Joint Stock Company
Turkmenistan Coca-Cola Bottlers Ltd.
Moscow-Efes
Z.A.O Maltery Mutena

b) Subsidiaries, Participations and Other Non-Current Financial Assets:

As of December 31, 2001 and 2000 the breakdown of subsidiaries, participations and other non-current financial assets; shareholding percentage, carrying amount and summary of financial statement is as follows:

| | December 31, 2001 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Financial Statement Data | | | | | |
| | Carrying Amount | Shareholding Percentage (%) | Income/(Loss) Before Taxation | Net Income/(Loss) | Date of Financial Statements | Financial Statements Prepared/not prepared under CMB standards | Audit Status Of Financial Statements | Result of Independent Audit Report |
| 1. Subsidiaries: | | | | | | | | |
| Efes Sınai | 15,639,233 | 51.87 | (1,732,279) | (1,732,279) | 30.09.2001 | Prepared | Not Audited | - |
| Efes Pazarlama | 38,376,784 | 99.99 | 773,337 | 554,521 | 31.12.2000 | Not Prepared | Not Audited | - |
| Tarbes | 1,140,965 | 99.75 | 107,212 | 54,284 | 31.12.2000 | Not Prepared | Not Audited | - |
| Efes Breweries | 39,599,195 | 99.88 | USD2,602,000 | USD10,718,000 | 30.06.2001 | Not Prepared | Reviewed (**) | - |
| Cypex Co.Ltd. (Cypex) | 148,358 | 90.00 | 139,518 | 88,009 | 31.12.2000 | Not Prepared | Not Audited | - |
| | 94,904,535 | | | | | | | |
| 2. Participations: | | | | | | | | |
| Coca Cola İçecek Üretim A.Ş. | 21,752,763 | 33.33 | 2,426,840 | 1,932,296 | 31.12.2000 | Not Prepared | Not Audited | - |
| Coca Cola Satış ve Dağıtım A.Ş. | 4,402,453 | 33.31 | 2,209,282 | 1,418,688 | 31.12.2000 | Not Prepared | Not Audited | - |
| Alternatifbank | 16,078,710 | 14.91 | 3,471,000 | 3,471,000 | 30.09.2001 | Prepared | Not Audited | - |
| | 42,233,926 | | | | | | | |
| 3. Other Financial Non-Current Assets: | | | | | | | | |
| Teknopark A.Ş. | 9,750 | 6.00 | 17,952 | 12,028 | 31.12.2000 | Prepared | Not Audited | - |
| Interbrew Efes | 381 | 0.01 | USD2,571,000 | USD8,123,000 | 30.06.2001 | Not Prepared | Reviewed (**) | - |
| Tur-kecom Teknoloji Hizmetleri A.Ş. | 256,021 | 8.46 | (2,177,365) | (2,177,365) | 31.12.2001 | Not Prepared | Not Audited | - |
| | 266,152 | | | | | | | |
| Total | 137,404,613 | | | | | | | |

| | December 31, 2000 | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | | | Financial Statement Data | | | | | |
| | Carrying Amount | Shareholding Percentage (%) | Income/(Loss) Before Taxation | Net Income/(Loss) | Date of Financial Statements | Financial Statements Prepared/Not Prepared Under CMB Standards | Audit Status of Financial Statements | Result of Independent Audit Report |
| 1. Subsidiaries: | | | | | | | | |
| Efes Sınai | 10,286,260 | 51.87 | 2,007,134 | 1,617,212 | 30.09.2000 | Prepared | Not Audited | - |
| Efes Pazarlama | 7,294,801 | 85.00 | 773,337 | 554,521 | 31.12.2000 | Not Prepared | Not Audited | - |
| Tarbes | 1,140,965 | 99.75 | 107,212 | 54,284 | 31.12.2000 | Not Prepared | Not Audited | - |
| Efes Breweries | 26,216,136 | 99.83 | USD2,513,605 | USD2,513,605 | 30.06.2000 | Not Prepared | Not Audited | - |
| Efes Technic Consultancy | 5,571 | 90.49 | (*) | (*) | (*) | (*) | (*) | - |
| Cypex Co. Ltd. | 91,350 | 90.00 | 47,928 | 31,427 | 31.12.1999 | Not Prepared | Not Audited | - |
| | 45,035,083 | | | | | | | - |
| 2. Participations: | | | | | | | | |
| Coca Cola İçecek Üretim A.Ş. | 21,752,763 | 33.33 | 2,426,840 | 1,932,296 | 31.12.2000 | Not Prepared | Not Audited | - |
| Coca Cola Satış ve Dağıtım A.Ş. | 4,402,453 | 33.31 | 2,209,282 | 1,418,688 | 31.12.2000 | Not Prepared | Not Audited | - |
| Alternatifbank | 11,452,260 | 23.00 | 15,382,000 | 11,184,000 | 31.12.2000 | Prepared | Audited | Unqualified |
| | 37,607,476 | | | | | | | |
| 3. Other Financial Non-current Assets | | | | | | | | |
| Interbrew Efes | 1,147 | 0.02 | ROL(315,114,400) | ROL(315,114,400) | 31.12.1999 | Not Prepared | Not Audited | - |
| Teknopark A.Ş. | 5,250 | 6.00 | (*) | (*) | (*) | (*) | (*) | - |
| | 6,397 | | | | | | | |
| Total | 82,648,956 | | | | | | | |

(*) The financial statements of this company is not available.

(**) Limited reviewed in accordance with International Accounting Standards.

In August 2001, based on independent appraisal reports, the Company has purchased Efes Pazarlama shares owned by Yazıcılar Holding A.Ş. and Özilhan Sınai Yatırım A.Ş., which are shareholders of the Company, with an amount of TL21,135,597 and TL9,946,386, respectively. Consequent to this transaction, shareholding percentage of the Company has been increased to 99.99%.

Alternatifbank, a participation of the Company, decided to perform a cash increase in its share capital from TL64,815,000 to TL100,000,000 at the BOD meeting dated July 30, 2001. The Company decided not to use its pre-emptive right for its share of the increased amount at the same dated BOD meeting. Consequently, the shareholding percentage of the Company in Alternatifbank decreased to 14.91%.

The Company decided to participate in Tur-kecom Teknoloji Hizmetleri A.Ş. with USD500,000 (TL equivalent of TL340,515) (participation rate - 8.46%) at the BOD meeting dated November 13, 2000. Furthermore, at the BOD meeting dated February 9, 2001, it has also decided to purchase the shares of Tur-kecom Teknoloji Hizmetleri A.Ş. amounting TL423.1 from the founders and to give the authorization of signature to the competents of the Company in order to have the agreements related with the transfer of the shares signed.

The shareholders of Efes Breweries didn't use their pre-emptive rights and transferred these rights to the Company. Accordingly, the share of the Company in Efes Breweries increased to 99.88% as of December 31, 2001.

The Company sold its TL766 nominal valued Interbrew Efes shares with USD5,113 to Interbrew Central European Holding B.V. and Interbrew International B.V. in 2001.

The shares of Efes Technic Consultancy Limited were written-off from the assets due to the liquidation of this company and recorded as disallowables.

## (27) BONUS SHARES OBTAINED FROM THE PARTICIPATIONS AND SUBSIDIARIES DUE TO CAPITAL INCREASES BY INTERNAL SOURCES :

The summary of the free shares obtained from the capital increases rendered from internal sources of participations and subsidiaries in the period January 1 - December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Free shares obtained from Alternatifbank | 4,626,450 | 590,410 |
| Free shares obtained from Cypex | 57,008 | 46,053 |
| | 4,683,458 | 636,463 |

Alternatifbank and Cypex distributed their profits of year 2000 as bonus shares. The Company has recorded these bonus shares of TL2,307,823 as an income in the statement of income. Remaining amount, TL2,375,635 of bonus shares is included in participation value increase account.

Amount of free shares of TL400,636, obtained from the capital increases rendered from internal sources of participations and subsidiaries for January 1 - December 31, 2000 period, comes from Ege Biracılık, Güney Biracılık and Anadolu Biracılık taken over.

## (28) REAL RIGHTS ON THE TANGIBLE ASSETS AND THEIR AMOUNTS:

None.

## (29) REVALUATION AMOUNTS ON TANGIBLE FIXED ASSETS MADE IN THE LAST THREE YEARS :

As of December 31, 2001 and 2000, revaluation increases in the cost and accumulated depreciation of tangible non-current assets are as follows:

| | December 31, 1999 (%52.1) | December 31, 2000 (%56) | December 31, 2001 (%53.2) |
|---|---|---|---|
| Increase in carrying amount | 8,255,047 | 28,041,605 | 44,526,875 |
| Increase in accumulated depreciation | (3,321,144) | (10,453,566) | (18,185,542) |
| Revaluation Fund | 4,933,903 | 17,588,039 | 26,341,333 |

## (30) THE FOREIGN CURRENCY DENOMINATED ASSETS AND LIABILITIES WITH EXCHANGE RATE EXPOSURE AND THEIR TRANSLATION RATES:

As of December 31, 2001 and 2000 foreign currency denominated assets and liabilities are as follows:

| | | December 31 | | | | |
|---|---|---|---|---|---|---|
| | | 2001 | | | 2000 | |
| Assets: | | Foreign Currency | TL Equivalent | | Foreign Currency | TL Equivalent |
| a) Banks | USD | 945,377 | 1,359,980 | USD | 129,388 | 86,858 |
| | DEM | - | - | DEM | 21,096 | 6,667 |
| | GBP | 34,016 | 70,754 | GBP | 5,703 | 5,664 |
| | EUR | 278,117 | 352,685 | EUR | 17,924 | 11,087 |
| | CHF | - | - | CHF | 5 | 2 |
| | | | 1,783,419 | | | 110,278 |
| b) Customers | USD | 4,701,502 | 6,768,127 | USD | 4,732,640 | 3,179,222 |
| | DEM | 798,318 | 517,611 | DEM | 1,311,734 | 414,856 |
| | FRF | - | - | FRF | 13,800 | 1,301 |
| | GBP | 271,058 | 564,206 | GBP | 212,303 | 211,003 |
| | EUR | 2,888,822 | 3,663,358 | EUR | 501,442 | 310,172 |
| | | | 11,513,302 | | | 4,116,554 |
| c) Due from Shareholders | USD | 9,250,000 | 13,315,995 | USD | - | - |
| d) Receivable from Subsidiaries (short and long term) | USD (*) | 4,500,000 | 6,478,052 | USD (*) | 8,000,000 | 5,400,032 |
| e) Advances for Fixed Assets | USD | - | - | USD | 285,000 | 191,453 |
| Liabilities: | | | | | | |
| a) Short Term Bank Borrowings | USD | 6,000,000 | 8,679,060 | USD | 6,000,000 | 4,050,024 |
| | EUR | 4,300,000 | 5,479,193 | EUR | 4,300,000 | 2,672,639 |
| | | | 14,158,253 | | | 6,722,663 |
| b) Current Portion and Interest of Long Term Bank Borrowings | USD | 72,500,000 | 104,871,975 | USD | 42,500,000 | 28,687,670 |
| | EUR | 22,350,000 | 28,479,063 | | | |
| | | | 133,351,038 | | | 28,687,670 |
| c) Suppliers | USD | 2,020,292 | 2,922,373 | USD | 22,194 | 14,981 |
| | DEM | 158,663 | 103,369 | DEM | 1,298,352 | 412,603 |
| | EUR | 27,036 | 34,450 | EUR | 483,084 | 300,258 |
| | CHF | - | - | CHF | 820 | 337 |
| | DKK | - | - | DKK | 83,120 | 6,959 |
| | ESP | - | - | ESP | 147,791 | 552 |
| | NLG | 21,601 | 12,490 | | | |
| | GBP | 16,449 | 34,418 | | | |
| | | | 3,107,100 | | | 735,690 |
| d) Long Term Bank Borrowings | USD | 3,270,825 | 4,731,281 | USD | 34,270,825 | 23,132,944 |
| | EUR | 2,000,000 | 2,548,462 | EUR | 13,350,000 | 8,297,612 |
| | | | 7,279,743 | | | 31,430,556 |
| e) Other Accrued expenses and liabilities | USD | 2,952,035 | 4,270,148 | USD | 1,644,175 | 1,109,825 |
| | EUR | 1,421,188 | 1,810,922 | EUR | 231,109 | 143,644 |
| | | | 6,081,070 | | | 1,253,469 |

(*) As of December 31, 2001 and 2000, the remaining balance of the loan transferred to Efes Pazarlama is USD4,000,000 and USD8,000,000, respectively. The Company valued this receivable using the Central Bank selling exchange rate, since this receivable is matched with the original loan, which is valued using the selling exchange rate. However, in 2001 the Company valued the amount using the Central Bank foreign currency buying rate. The resulting difference is TL27,772.

(**) As of December 31, 2001, the receivable of the Company which is USD324,272 is appraised at exchange rate at the end of periods determined for related countries, since the amounts that cannot be collected within the period for bringing the export gains into the country are credited to the Price Stabilisation Support Fund in accordance with the Exchange Legislation corresponding to TL113,029. The figures in question are not listed in the table above.

## (31) AMOUNTS OF THE GUARANTEES, COMMITMENTS, COLLATERALS, ADVANCES AND TYPES OF SECURITIES GIVEN ON BEHALF OF THE SHAREHOLDERS AND RELATED PARTIES :

For the explanation of guarantees, commitments, collaterals and advances given on behalf of the shareholders, participations and subsidiaries as of December 31, 2001, please refer to the Note 18 to balance sheet.

## (32) AVERAGE NUMBER OF PERSONNEL BY CATEGORIES DURING THE PERIOD:

The average number of personnel worked during the periods ended December 31, 2001 and 2000 were as follows:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Salaried | 389 | 395 |
| Waged | 792 | 823 |
| | 1,181 | 1,218 |

## (33) OTHER ISSUES THAT HAVE A SIGNIFICANT EFFECT ON THE FINANCIAL STATEMENTS OR ARE REQUIRED FOR CLARITY, INTERPRETATION AND UNDERSTANDING OF THE FINANCIAL STATEMENTS :

(a) The net income of the merged companies (Ege Biracılık, Güney Biracılık and Anadolu Biracılık) until the date of merger, amounts to TL9,375,215 (as referred to Note 18 to statements of income) is included in the "retained earnings" caption in the accompanying balance sheet as of December 31, 2000. The breakdown of the net income is as follows:

| | |
|---|---|
| Ege Biracılık | 5,821,969 |
| Güney Biracılık | 1,829,622 |
| Anadolu Biracılık | 1,723,624 |

The tax accrual, amounting to TL2,679,333 included in "Taxes, Duties and Other Withholdings Payable" in the balance sheet, is the tax accrual related to the income of Ege Biracılık, Güney Biracılık and Anadolu Biracılık for the period January 1 – June 20, 2000.

(b) As of December 31, 2001, "Revaluation Surplus from Non-current Assets" and "Surplus from Non-current Financial Assets" accounts in Shareholders' Equity include TL49,502,114 and TL7,201,574 (December 31, 2000 – TL23,446,994 and TL7,184,180) respectively, that are barred to be added to share capital according to tax legislation.

(c) "Intermediary export" revenue amounting to TL13,459,317 (2000 – TL2,505,733) is included in net sales of the income statement for the year 2001. TL13,459,317 (2000 – TL2,435,448), related with these exports, is included in the cost of sales. There is no selling and distributing expenses related with these exports (2000 – TL70,825).

## (34) ADDITIONAL NOTE FOR CONVENIENCE TRANSLATION TO ENGLISH:

The accounting principles used in the preparation of the accompanying financial statements and which are applicable to companies in Turkey differ from International Financial Reporting Standards ("IFRS"), as published by the IASB and so far as such differences apply to the financial statements of the Company they relate principally, among others to the format of financial statements and disclosure requirements, the non-application of inflation accounting, the non-preparation of consolidated financial statements, the non-application of deferred tax. The effects of the differences between these accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements are to be used and IFRS have not been quantified in the accompanying financial statements. Accordingly, the accompanying financial statements are not intended to present the financial position and results of operations in accordance with accounting principles generally accepted in the countries of users of the financial statements and IFRS.

(Convenience Translation of a Report and Financial Statements
*Originally issued in Turkish -- See Note 34 to the Balance Sheet)*

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş. — AEFES

| DETAILED STATEMENT OF INCOME (Millions of Turkish lira) | *Independent* *Audited* 31.12.2001 | *Audited* 31.12.2000 |
|---|---|---|
| A. Gross Sales | 338.063.706 | 162.129.238 |
| 1. Domestic Sales | 304.057.813 | 149.880.897 |
| 2. Export Sales | 15.076.326 | 7.115.276 |
| 3. Other Sales | 18.929.567 | 5.133.065 |
| B. Sales Deductions (-) | (101.186.697) | (50.396.664) |
| 1. Sales Returns (-) | (58.613) | (213.973) |
| 2. Sales Discounts (-) | (314.154) | (197.998) |
| 3. Other Deductions (-) | (100.813.930) | (49.984.693) |
| C. Net Sales | 236.877.009 | 111.732.574 |
| D. Cost of Sales (-) | (125.498.247) | (61.581.384) |
| GROSS PROFIT / (LOSS) | 111.378.762 | 50.151.190 |
| E. Operating Expenses (-) | (44.623.915) | (19.086.878) |
| 1. Research and Development Expenses (-) | (200.732) | (140.094) |
| 2. Marketing, Selling and Distribution Expenses (-) | (19.168.561) | (7.460.395) |
| 3. General and Administrative Expenses (-) | (25.254.622) | (11.486.389) |
| OPERATING PROFIT / (LOSS) | 66.754.847 | 31.064.312 |
| F. Income and Gains from Other Operations | 51.261.169 | 10.358.884 |
| 1. *Dividend Income from Participations* | 4.318.527 | 3.805.159 |
| 2. Dividend Income from Subsidiaries | 79.208 | 1.764 |
| 3. *Interest and Other Dividend Income* | 13.953.067 | 4.283.302 |
| 4. Other Operating Income and Gains | 32.910.367 | 2.268.659 |
| G. Expenses and Losses from Other Operations (-) | (12.570.729) | (4.041.141) |
| H. Financial Expenses (-) | (109.612.074) | (18.718.415) |
| 1. Short-term Borrowing Expenses (-) | (60.897.552) | (10.368.482) |
| 2. Long-term Borrowing Expenses (-) | (48.714.522) | (8.349.933) |
| OPERATING PROFIT / (LOSS) | (4.166.787) | 18.663.640 |
| I. Extraordinary Income and Gains | 708.534 | 100.660 |
| 1. Reserves No Longer Repuired | 92.011 | 1.630 |
| 2. Prior Period Income and Gains | - | 2.104 |
| 3. Other Extraordinary Income and Gains | 616.523 | 96.926 |
| J. Extraordinary Expenses and Losses (-) | (10.587.861) | (1.585.037) |
| 1. Idle Time Capacity Expenses and Losses (-) | (2.153.884) | (774.338) |
| 2. Prior Period Expenses and Losses(-) | (2.805) | (4.538) |
| 3. Other Extraordinary Expenses and Losses (-) | (8.431.172) | (806.161) |
| INCOME / (LOSS) FOR THE PERIOD | (14.046.114) | 17.179.263 |
| K. Taxes and Other Legal Obligations to be Paid (-) | (99.543) | (1.359.578) |
| NET INCOME / (LOSS) FOR THE PERIOD | (14.145.657) | 15.819.685 |

The accompanying notes are an integral part of these statements of income.

## ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## NOTES TO THE INCOME STATEMENTS

## FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish Lira, unless otherwise indicated)

### (1) ALL DEPRECIATION AND AMORTIZATION EXPENSES FOR THE CURRENT PERIOD :

The details of depreciation and amortization charges which are recorded in cost of production, operating expenses and idle plant for the years ended December 31, 2001 and 2000 are as follows:

| | 2001 | | 2000 | |
|---|---|---|---|---|
| a) Depreciation charges | | 19,358,565 | | 10,487,310 |
| i) Normal depreciation charge | 12,441,408 | | 7,713,229 | |
| ii) Depreciation charge resulting from revaluation | 6,917,157 | | 2,774,081 | |
| b) Amortization charges | | 99,411 | | 8,982 |
| | | 19,457,976 | | 10,496,292 |

### (2) DISCOUNT AND PROVISION EXPENSES FOR THE CURRENT PERIOD:

The details of provisions and discount expenses which are included in operating expenses, income and profit from other operations, expenses and losses from other operations and financial expenses for the years ended December 31, 2001 and 2000 are as follows:

| | 2001 | 2000 |
|---|---|---|
| Provision for retirement pay | 3,414,595 | 1,465,959 |
| Discount expenses | 756,340 | 159,657 |
| Interest expense accruals | 6,084,332 | 1,260,642 |
| Provision for tax and claim interest charges | 8,215,783 | - |
| Provision for labor union contract difference | 504,240 | - |
| Expense accruals | 266,930 | 168,165 |
| Provision for doubtful receivables | 10,675 | 10,735 |
| | 19,252,895 | 3,065,158 |

### (3) FINANCIAL EXPENSES FOR THE CURRENT PERIOD:

The details of the financial expenses are as follows:

| | 2001 | 2000 |
|---|---|---|
| Included in the carrying value of tangible non-current assets | - | - |
| Directly expensed | 109,612,074 | 18,718,415 |
| | 109,612,074 | 18,718,415 |

## (4) FINANCIAL EXPENSES CHARGED BY SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

None.

## (5) SALES / PURCHASES MADE TO / FROM SHAREHOLDERS, SUBSIDIARIES AND PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

The details of sales / purchases made to / from shareholders, subsidiaries and participations as of the periods ended December 31, 2001 and 2000 are as follows:

| a) Sales: | 2000 | 1999 |
|---|---|---|
| Shareholders | | |
| Ege Biracılık (*) | - | 379,021 |
| Güney Biracılık (*) | - | 194,880 |
| | - | 573,901 |
| Subsidiaries | | |
| Efes Pazarlama | 305,989,021 | 150,399,799 |
| Efes Breweries | - | 29,204 |
| | 305,989,021 | 150,429,003 |

b) Purchases of Raw Materials and Services (cost of production and operating expenses):

| | 2000 | 1999 |
|---|---|---|
| Shareholders | | |
| Ege Biracılık (*) | - | 959,830 |
| Güney Biracılık (*) | - | 44,479 |
| Anadolu Endüstri Holding | 3,921,684 | 2,042,369 |
| | 3,921,684 | 3,046,678 |
| Participations | | |
| Anadolu Biracılık (*) | - | 2,249,675 |
| | - | 2,249,675 |
| Subsidiaries | | |
| Tarbes | 3,539,555 | 1,551,570 |
| Efes Pazarlama | 3,578,275 | 161,045 |
| | 7,117,830 | 1,712,615 |

| | 2001 | 2000 |
|---|---|---|
| Related parties | | |
| Oyex | 690,881 | 23,810 |
| Efes Tur | 65,361 | 276 |
| Anadolu Pazarlama | - | 2,275 |
| Anadolu Honda (**) | 228,863 | 438 |
| AEH Münih | 2,680,384 | - |
| Anadolu Isuzu (**) | 4,178,997 | - |
| Polinas Plastik (**) | 2,181,148 | - |
| Anadolu Motor Üretim ve Pazarlama A.Ş. (**) | 805,133 | - |
| Çelik Motor (**) | 1,220,596 | - |
| | 12,051,363 | 26,799 |

(*) The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(**) The transactions with these companies are related to 'Intermediary Export'.

## (6) INTEREST, RENT AND OTHERS PAID TO AND RECEIVED FROM SHAREHOLDERS, SUBSIDIARIES ANS PARTICIPATIONS (THOSE EXCEEDING 20% OF THE TOTAL TO BE SHOWN SEPARATELY) :

For the periods ended December 31, 2001 and 2000, interest and rents paid to and received from shareholders, subsidiaries and participations are as follows:

| | 2001 | 2000 |
|---|---|---|
| a) Rent income (included in income and gain from other operations): | | |
| Efes Sınai | 220 | 600 |
| Anadolu Endüstri Holding | 5,545 | 4,447 |
| Alternatifbank | 41,218 | 15,680 |
| Ege Biracılık (*) | - | 347 |
| Efes Pazarlama | 282,228 | 167,267 |
| Anadolu Biracılık (*) | - | 1,594 |
| Tarbes | 2,160 | - |
| | 331,371 | 189,935 |
| b) Foreign currency gains, interest and other income (included in income and gain from other operations): | | |
| Anadolu Biracılık (*) | - | 32,324 |
| Ege Biracılık (*) | - | 223,813 |
| Güney Biracılık (*) | - | 40,038 |
| Anadolu Endüstri Holding | 6,062,659 | 2,805,708 |
| Alternatifbank (***) | 16,961,728 | 454,169 |
| Tarbes | 143,027 | 160,674 |
| Interbrew Efes | 111,241 | - |
| Efes Sınai | 2,326,516 | - |
| Efes Pazarlama | 447,885 | - |
| | 26,053,056 | 3,716,726 |

| c) Dividend income from participations: | 2001 | 2000 |
|---|---|---|
| Anadolu Biracılık (*) (**) | - | 162,905 |
| Tarbes | - | - |
| Coca Cola İçecek Üretim A.Ş. | 1,340,342 | 304,620 |
| Coca Cola Satış Dağıtım A.Ş. | 709,970 | 1,071,659 |
| Alternatifbank | 2,268,215 | 2,265,975 |
| | 4,318,527 | 3,805,159 |
| **d) Dividend income from subsidiaries** | | |
| Cypex | 79,208 | 1,764 |
| **e) Rent expense** | | |
| Efes Pazarlama | 27,111 | 10,481 |
| Efes Sınai | 880 | - |
| Çelik Motor | 183,399 | - |
| Güney Biracılık(*) | - | 517 |
| | 211,390 | 10,998 |
| **f) Foreign Currency Losses:** | | |
| Anadolu Endüstri Holding | 826,711 | - |
| Alternatifbank (****) | 2,119,185 | 10,984 |
| Efes Sınai | 31,992 | - |
| Efes Pazarlama | 25,860 | - |
| Efes Breweries | 823,419 | - |
| | 3,827,167 | 10,984 |

(*) The transactions with Ege Biracılık, Güney Biracılık and Anadolu Biracılık are related to the period between January 1 – June 20, 2000.

(**) The dividend income amounting to TL162,905 is the amount of dividend Anadolu Biracılık has given to the Company before the merger.

(***) Time deposit income includes the valuation of foreign currency accounts and reverse repurchase agreements income.

(****) It is the expense for valuation of foreign currency accounts.

## (7) SALARIES AND BENEFITS PROVIDED TO BOARD OF DIRECTORS, GENERAL MANAGER, DEPUTY GENERAL MANAGER AND OTHER MEMBERS OF TOP MANAGEMENT :

For the period ended December 31, 2001 and 2000 total salaries and benefits provided to members of the board of directors, the general manager and managers are TL928,008 and TL837,108, respectively.

## (8) DEPRECIATION METHODS AND THE EFFECT OF CHANGES IN DEPRECIATION METHODS AS INCREASE (+) OR DECREASE (-) IN CURRENT YEAR DEPRECIATION EXPENSE :

Both straight-line and double declining methods are applied as the depreciation method. There is no change in the depreciation method applied between these periods.

## (9) INVENTORY COSTING SYSTEMS AND METHODS:

The costing is made using the process costing system, and the inventory costing method is weighted average for all inventory items (except advances). Advances given are carried at book value.

## (10) REASONS FOR NOT PERFORMING FULL OR PARTIAL PHYSICAL INVENTORY COUNT, IF ANY :

As of December 31, 2001 and 2000, physical inventory count has been performed (except work-in-process inventory). Physical work-in-process inventory count has not been performed since the work-in-process beer would be damaged if the tanks were opened.

## (11) SEPARATE TOTALS OF SALES OF SCRAP, BY PRODUCTS AND SERVICE SALES INCLUDED IN DOMESTIC AND EXPORT SALES THAT EXCEED 20% OF GROSS SALES :

As of December 31, 2001, TL319,134,139 (2000 – TL156,996,173) of the gross sales comprises of sales of goods which constitutes 94% (2000 – 96%) of gross sales.

## (12) SALES INCENTIVES AND SUBVENTIONS OF THE COMPANY, IF ANY:

None.

## (13) EXPLANATORY NOTE ABOUT PRIOR PERIOD GAINS / INCOME AND LOSSES/EXPENSES :

As of December 31, 2001, the prior period gains/income and losses/expenses are TL0 (December 31, 2000 – TL2,104) and TL2,805 (December 31, 2000 – TL4,538), respectively.

## (14) THE AMOUNTS AND PERCENTAGES OF NET INCOME PER SHARE AND DIVIDEND PER SHARE SEPERATELY FOR ORDINARY AND PRIVILEGED SHARES (IN FULL TL) :

Since the Company realized loss in the year 2001, the Company has no earning – dividend per share ratio.

In the year 2000, the Company does not have any privileged share certificates. Earning per each share with nominal value of TL1.000 is TL630.67 (Dividends per share – 63%).

## (15) THE CHANGES IN THE PRODUCTION QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN PRODUCTION GROUP SEPERATELY :

The quantities of production that the Company performs for the years ended December 31, 2001 and 2000 are as follows:

| | | 2001 | 2000 | Change (%) |
|---|---|---|---|---|
| Beer | (Liter) | 568,349,382 | 432,523,399 | 31 |
| Malt | (Tons) | 81,921 | 38,579 | 112 |
| Plastic Materials | (Tons) | - | 1,866 | (100) |

## (16) THE CHANGES IN THE SALES QUANTITIES OF GOODS AND SERVICES THAT ARE REALIZED IN THE PERIOD BY THE COMPANY FOR EACH MAIN SALES GROUP SEPERATELY :

The quantities of the sales that the Company performs for the years ended December 31, 2001 and 2000 are as follows:

| | | 2001 | 2000 | Change (% ) |
|---|---|---|---|---|
| Beer | (Liter) | 569,857,034 | 432,217,801 | 32 |
| Malt | (Tons) | 4,387 | 667 | 558 |
| Plastic Materials | (Tons) | - | 681 | (100) |

## (17) DETAILS OF THE ACCOUNTS INCLUDED IN THE INCOME STATEMENT THAT EXCEED 20% OF THEIR ACCOUNT GROUPS :

i) Other Deductions:

| | December 31 | |
|---|---|---|
| | 2001 | 2000 |
| Additional Tax | 33,085,706 | 16,165,920 |
| Civil Defense Support Fund | 23,986,937 | 11,748,449 |
| Education Sports and Health Services Tax | 39,686,666 | 20,089,207 |
| Pasture Fund | 4,054,621 | 1,981,117 |
| | 100,813,930 | 49,984,693 |

| | 2001 | 2000 |
|---|---|---|
| ii) Other operating income and gains: | | |
| Foreign exchange gains | 24,157,235 | 629,923 |
| Gain from government bonds and treasury bills | 7,160,742 | 913,015 |
| Other | 1,592,390 | 725,721 |
| | 32,910,367 | 2,268,659 |
| iii) Other extraordinary income and gains: | | |
| Income from Insurance Compensation | 130,481 | 35,979 |
| Gain from sale of tangible fixed assets | 462,240 | 18,541 |
| Other | 23,802 | 42,406 |
| | 616,523 | 96,926 |
| iv) Other extraordinary expenses and losses: | | |
| Loss from sale of tangible fixed assets | 95,163 | 19,953 |
| Provision for tax and interest charges | 8,215,783 | - |
| Disallowable Expenses | 55,324 | 770,029 |
| Other | 64,902 | 16,179 |
| | 8,431,172 | 806,161 |

## (18) DETAILED INCOME STATEMENT:

The accompanying balance sheet as of December 31, 2000 includes the results of operations of the companies merged for the year 2000; the statement of income includes the results of operations of Erciyas Biracılık ve Malt Sanayi A.Ş. for January 1 – December 31, 2000 period and the results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for June 21 – December 31, 2000. The results of operations of Ege Biracılık ve Malt Sanayi A.Ş., Güney Biracılık ve Malt Sanayi A.Ş., and Anadolu Biracılık Malt ve Gıda Sanayi A.Ş. for the January 1 – December 31, 2000 accounting period together with Erciyas Biracılık ve Malt Sanayi A.Ş.'s own results are presented below for information purposes:

| | |
|---|---|
| A. Gross Sales | 213,764,257 |
| 1. Domestic Sales | 195,187,272 |
| 2. Exports | 12,485,220 |
| 3. Other Sales | 6,091,765 |
| B. Deductions from Sales (-) | (65,962,352) |
| 1. Sales Returns (-) | (214,511) |
| 2. Sales Discounts (-) | (197,998) |
| 3. Other Deductions (-) | (65,549,843) |
| C. Net Sales | 147,801,905 |
| D. Cost of Sales (-) | (79,300,322) |
| GROSS SALES PROFIT (LOSS) | 68,501,583 |
| E. Operating Expenses (-) | (27,117,078) |
| 1. Research & Development Expenses (-) | (218,669) |
| 2. Marketing, Selling & Distrib. Expenses (-) | (7,936,965) |
| 3. General Administrative Expenses (-) | (18,961,444) |
| OPERATING PROFIT (LOSS) | 41,384,505 |
| F. Income and Profit From Other Operations | 15,773,087 |
| 1. Dividends from Participations | 9,030,402 |
| 2. Dividends from Subsidiaries | 27,529 |
| 3. Interest and Other Dividend Income | 4,337,261 |
| 4.Other Operating Income | 2,377,895 |
| G. Expenses and Losses from Other Operations | (3,608,036) |
| H. Financial Expenses (-) | (22,764,461) |
| 1. Short Term Financial Expenses (-) | (14,105,726) |
| 2. Long Term Financial Expenses (-) | (8,658,735) |
| LOSS BEFORE EXTRAORDINARY ITEMS AND TAX | 30,785,095 |
| I. Extraordinary Income & Profit | 141,555 |
| 1. Reversal of Provisions | 1,630 |
| 2. Prior Year Income and Profit | 2,323 |
| 3. Other Extraordinary Expenses/Losses | 137,602 |
| J. Extraordinary Expenses and Losses | (1,692,839) |
| 1. Idle Division Expenses and Losses (-) | (824,876) |
| 2. Prior Year Expenses and Losses (-) | (5,419) |
| 3. Other Extraordinary Exp. And Losses (-) | (862,544) |
| LOSS BEFORE TAX | 29,233,811 |
| K. Tax and Other Legal Liabilities (-) | (4,038,911) |
| NET INCOME / (LOSS) AFTER TAX | 25,194,900 |

The income statement stated above includes the depreciation expense amounting to TL11,930,123 and retirement pay liability expense amounting to TL2,227,403.

"Intermediary export" revenue amounting to TL6,939,480 is included in net sales of the income statement. TL6,869,195, related with these exports, is included in cost of sales. Furthermore, the expense amounting to TL70,285, also related with these exports, is included in the selling and distributing expenses.

Sales and purchase transactions (including services) within the companies that merged are eliminated in the statement of income stated above. The dividend income received / given before the merger amounting to TL378,368 is included in other operational income / gain.

The production and sales quantities for the twelve months in the year 2000 are as follows:

| | 2000 | |
|---|---|---|
| | Production | Sales |
| Beer (Liter) | 590,827,313 | 588,222,400 |
| Malt (Tons) | 83,245 | 1,152 |
| Plastic Materials (Tons) | 1,866 | 681 |

(Convenience Translation of a Report and Financial Statements Originally issued in Turkish -- See Note 34 to the Balance Sheet)

## ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## STATEMENTS OF CASH FLOWS

## FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

| | December 31, 2001 | | | December 31, 2000 | | |
|---|---|---|---|---|---|---|
| A. CASH AT THE BEGINNING OF THE YEAR | | | **173.681** | | | **1.303.870** |
| B. CASH INFLOWS WITHIN THE YEAR | | | **393.536.635** | | | **141.288.294** |
| 1.Cash Inflows from Sales | | 228.004.501 | | | 99.022.382 | |
| a.Net Sales | 236.877.009 | | | 111.732.574 | | |
| b.Increase in Receivables (From Sales) (-) | (8.872.508) | | | (12.710.192) | | |
| 2.Cash Inflows from Income and Gains from Other Operations | | 48.953.350 | | | 10.358.884 | |
| 3. Cash Inflows from Extraordinary Income and Gains | | 708.534 | | | 100.660 | |
| 4.Increase in Short-Term Liabilities (Not Related with Purchases) | | 112.383.612 | | | 22.938.860 | |
| 5.Increase in Long-Term Liabilites (Not Related with Purchases) | | 2.553 | | | 4.864.022 | |
| 6.Cash from Share Capital Increase | | - | | | - | |
| 7.Other Cash Inflows | | 3.484.085 | | | 4.003.486 | |
| C. CASH OUTFLOWS WITHIN THE YEAR | | | **389.764.918** | | | **142.418.483** |
| 1.Cash Outflows due to Costs | | 117.222.315 | | | 57.975.563 | |
| a.Cost of Sales | 125.498.247 | | | 61.581.384 | | |
| b.Increase in Inventories | 14.002.122 | | | 14.261.020 | | |
| c.Increase in Payables (due to Purchases) (-) | (14.897.588) | | | (13.226.752) | | |
| d.Expenses like Depreciation and Reserves not Requiring Cash Outflow (-) | (7.380.466) | | | (4.640.089) | | |
| 2.Cash Outflows due to Operating Expenses | | 31.001.224 | | | 12.539.054 | |
| a.Research and Development Expenses | 200.732 | | | 140.094 | | |
| b.Marketing, Selling and Distribution Expenses | 19.168.561 | | | 7.460.395 | | |
| c.General and Administrative Expenses | 25.254.622 | | | 11.486.389 | | |
| d.Expenses not Requiring Cash Outflow (-) | (13.622.691) | | | (6.547.824) | | |
| 3.Cash Outflows due to Expenses and Losses Related to Other Operations | | 11.032.544 | | | 3.881.484 | |
| a.Cash Outflows due to Expenses and Losses Related to Other Operations | 12.570.729 | | | 4.041.141 | | |
| b.Expenses and Losses not Requiring Cash Outflow (-) | (1.538.185) | | | (159.657) | | |
| 4.Cash Outflow due to Financial Expenses | | 103.527.742 | | | 18.718.415 | |
| 5.Cash Outflow due to Extraordinary Expenses and Losses | | 502.664 | | | 810.699 | |
| a.Extraordinary Expenses and Losses | 10.587.861 | | | 1.585.037 | | |
| b.Expenses and Losses not Requiring Cash Outflow (-) | (10.085.197) | | | (774.338) | | |
| 6.Cash Outflows due to Investment in Non-current Assets | | 67.369.661 | | | 18.040.252 | |
| 7.Principle Payments of Short-Term Borrowings (Not Related with Purchases) | | 2.373.090 | | | - | |
| 8.Principle Payments of Long-Term Borrowings | | 24.199.046 | | | 2.594.358 | |
| 9.Taxes and Similar Charges Paid | | 1.359.578 | | | - | |
| 10.Dividends Paid | | 5.496.498 | | | - | |
| 11.Other Cash Outflows | | 25.680.556 | | | 27.858.658 | |
| D. CASH AT THE END OF YEAR | | | **3.945.398** | | | **173.681** |
| E. INCREASE/(DECREASE) IN CASH | | | **3.771.717** | | | **(1.130.189)** |

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

**ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ**

**STATEMENTS OF FUNDS FLOW (SOURCES - USES)**

**FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2001 AND 2000**

(Currency -- Millions of Turkish lira)

| | December 31, 2001 | | | December 31, 2000 | | |
|---|---|---|---|---|---|---|
| **A.SOURCES** | | | **154.167.649** | | | **56.164.065** |
| 1.Sources from Operating Profit | | 22.151.068 | | | 30.011.210 | |
| a.Operating Loss (-) | (4.166.787) | | | 18.663.640 | | |
| b.Depreciation and Amortization (+) | 17.588.562 | | | 9.721.954 | | |
| c.Expenses not Requiring Fund Outflow (+) | 11.037.112 | | | 1.625.616 | | |
| d.Income not Providing Fund Inflows (-) | (2.307.819) | | | - | | |
| 2.Sources from Extraordinary Income and Gains | | 708.534 | | | 100.660 | |
| a.Extraordinary Gains | 708.534 | | | 100.660 | | |
| 3.Decrease in Current Assets | | 361.190 | | | - | |
| 4.Decrease in Non-Current Assets | | 3.213.749 | | | - | |
| 4.Increase in Short-term Liabilities | | 127.500.828 | | | 36.165.612 | |
| 5.Increase in Long-term Liabilities | | 2.553 | | | 2.269.664 | |
| 6.Other Increase in Shareholders' Equity | | 229.727 | | | (12.383.081) | |
| **B.USES OF SOURCES** | | | **154.167.649** | | | **56.164.065** |
| 1.Uses of Sources due to Operating Loss | | - | | | - | |
| a.Operating Loss | - | | | - | | |
| b.Depreciation and Amortization (-) | - | | | - | | |
| c.Other Expenses not Requiring Fund Outflow (-) | - | | | - | | |
| d.Other Income not Providing Fund Inflows (+) | - | | | - | | |
| 2.Uses of Sources due to Extraordinary Losses | | 502.664 | | | 810.699 | |
| a.Extraordinary Losses | 10.587.861 | | | 1.585.037 | | |
| b.Expenses not Requiring Fund Outflow (-) | (10.085.197) | | | (774.338) | | |
| 3.Taxes and Similar Charges Paid | | 1.359.578 | | | - | |
| 4.Dividends Paid | | 5.496.498 | | | - | |
| 5.Increase in Current Assets | | 52.116.342 | | | 38.507.513 | |
| 6.Increases in Non-current Assets (Excluding Revaluation Surplus) | | 67.900.803 | | | 16.845.855 | |
| 7.Decrease in Short-term Liabilities | | 2.592.718 | | | - | |
| 8.Decrease in Long-term Liabilities | | 24.199.046 | | | - | |
| 9.Decrease in Share Capital | | - | | | - | |
| **CHANGE IN NET WORKING CAPITAL** | | | | | | |
| 1.Increase in Net Working Capital | | - | | | | **822.666** |
| 2.Decrease in Net Working Capital | | **87.582.884** | | | | - |

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

## ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## STATEMENT OF PROFIT APPROPRIATION

## FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

| | CURRENT YEAR (proposed) Jan 1, 2001 - Dec 31, 2001 | | PRIOR YEAR (realized) Jan 1, 2000 - Dec 31, 2000 | |
|---|---|---|---|---|
| A. APPROPRIATION OF PROFIT FOR THE YEAR | | | | |
| 1.Total Profit for the Year | | -14.046.114 | | 26.554.478 |
| Profit for the Year | (14.046.114) | | 17.179.263 | |
| Net Profit of the Merged Companies before Merger | - | | 9.375.215 | |
| 2. Prior Year Losses | | - | | (15.490.744) |
| 3.Taxes to be Paid | | (99.543) | | (1.359.578) |
| Corporation Tax | - | | - | |
| Income Tax Witholding | (90.494) | | (1.235.980) | |
| Other Taxes and Similar Charges | (9.049) | | (123.598) | |
| 4.First Legal Reserve | | - | | (496.436) |
| NET DISTRIBUTABLE PROFIT | | - | | 9.207.720 |
| 5. First Dividend to Shareholders | | - | | (4.716.135) |
| 6.Dividends to founder | | - | | (133.987) |
| 7.Dividend to Board of Directors | | - | | (328.268) |
| 8.Second Dividend to Shareholders | | - | | (318.108) |
| 9.Second Legal Reserve | | - | | (424.231) |
| EXTRAORDINARY RESERVE | | - | | 3.286.991 |
| B. EARNINGS PER SHARE (full TL/%) | | - | | 631 / 63 |
| 1.To Ordinary Shareholders (full TL/%) (*) | - | | 631 / 63 (*) | |
| C.DIVIDENDS PER SHARE (full TL/%) | | - | | 201 / 20 |
| 1.To Ordinary Shareholders (full TL/%) | - | | 201 / 20 | |

(*) Earnings per share does not include net profit of the merged companies before merger.

(Convenience Translation of a Report and Financial Statements
Originally issued in Turkish -- See Note 34 to the Balance Sheet)

## ANADOLU EFES BİRACILIK VE MALT SANAYİİ ANONİM ŞİRKETİ

## STATEMENTS OF COST OF SALES

## FOR THE PERIODS OF JANUARY 1 - DECEMBER 31, 2001 AND 2000

(Currency -- Millions of Turkish lira)

| | December 31, 2001 | | December 31, 2000 | |
|---|---|---|---|---|
| PRODUCTION OPERATION | | | | |
| A-Direct Raw Materials and Supplies Costs | | 78.087.783 | | 38.840.182 |
| B-Direct Labour Expenses | | 5.202.844 | | 3.387.117 |
| C-General Production Expenses | | 32.805.874 | | 16.288.229 |
| D-Work-in-process and By-product Usage | | (4.477.473) | | (2.357.681) |
| 1-Inventories, Beginning of the Year (+) | 5.797.628 | | 3.439.947 | |
| 2-Inventories, Ending of Year (-) | (10.275.101) | | (5.797.628) | |
| COST OF GOODS PRODUCED | | 111.619.028 | | 56.157.847 |
| E-Change in Finished Goods Inventory | | (1.477.543) | | 2.086.461 |
| 1-Inventories, Beginning of the Year (+) | 3.546.947 | | 5.633.408 | |
| 2-Inventories, Ending of Year (-) | (5.024.490) | | (3.546.947) | |
| I-COST OF GOODS SOLD | | 110.141.485 | | 58.244.308 |
| COMMERCIAL OPERATION | | | | |
| A-Merchandise, Beginning of the Year (+) | 69.941 | | - | |
| B-Purchases During the Year(+) | 13.451.434 | | 3.407.017 | |
| C-Merchandise, End of the Year (-) | (62.058) | | (69.941) | |
| II-COST OF MERCHANDISE SOLD | | 13.459.317 | | 3.337.076 |
| III-COST OF SERVICES RENDERED | | 1.897.445 | | - |
| COST OF SALES (I + II + III) | | 125.498.247 | | 61.581.384 |